Mail Stop 3561

      							August 10, 2005

VIA INTERNATIONAL MAIL

Mr. Yves Normand
Principal Financial Officer
Mobifon Holdings B.V.
World Trade Center
Strawindkylean 1077
1077 XX Amsterdam NE P7  00000

	Re:	Mobifon Holdings B.V.
      Form 20-F for Fiscal Year Ended December 31, 2004
      Form 6-K
		Filed May 19, 2005
		File No.  333-108879

Dear Mr. Normand:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 20-F for Fiscal Year Ended December 31, 2004

Basic and Value-added Voice Services, page 21

1. Tell us the nature of partnerships with third party content providers, which you implemented using a revenue sharing model.
Please tell us how you accounted for these transactions and refer to your basis in the accounting literature.

Distribution Channels, page 25

2. Tell us how you account for handset subsidies provided by the dealers. Additionally please clarify your disclosure to state, if true, that dealer commissions are expensed when earned, even if paid in installments.


Schedule I - Condensed Financial Information of Registrant

3. We note that your audit report was signed by an audit firm based in Montreal, Canada. We also note that your corporate office is based in The Netherlands and your majority-owned subsidiary is based in Romania. Please tell us where the majority of the audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada. In your response, please also address the Report of Independent Auditors contained in Exhibit 99.2 of your Form 6-K.


Form 6-K filed on May 19, 2005

Exhibit 99.1. Operating and Financial Review and Prospects for the Year Ended December 31, 2004

Change in Accounting Policies, page 7

4. Tell us if the lease renewals that you assumed for the purpose of estimating your SFAS 143 obligations are at the lessor`s option or within your control. Absent the indicators for reasonably assured lease renewals as contained in paragraph 5(f) of SFAS 13, we would presume the settlement date for a SFAS 143 obligation to be the lease termination date. Please advise or revise.






5. We note your calculation of ARPU. Revise to disclose how you calculated the "impact of excluding in roaming and miscellaneous revenue." Also provide the individual components of services revenues for the periods, which at a minimum should include, roaming and miscellaneous revenue. Describe why you believe it is appropriate to present such a measure exclusive of roaming and miscellaneous revenues.

Year Ended December 31, 2003 Compared to Year Ended December 31,
2002, page 10

6. We note that your depreciation expense was affected by a change in the estimated useful lives of certain assets. Tell us your basis for the change and revise to provide the disclosures required by paragraph 33 of APB 20.

Exhibit 99.2  Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 7

Foreign Currency Translation, page 7

7. Tell us how you determined that the U.S. dollar is your
functional
currency following June 30, 2003.  Refer to paragraphs 5-9 of SFAS
52
in your response.

Loyalty Programs, page 8

8. We note that you record an expense for the cost of redemption of the subject awards, with the exception of that portion which is applied towards the purchase of a handset in conjunction with the signing of a 12-month contract which is deferred until the handset sale and related redemption takes place. Tell us why you believe it is appropriate to defer a portion of these costs and refer to your basis in the accounting literature. Tell us your basis for accounting for the cost of redemption as an expense instead of a reduction in revenue.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your response letter via EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Chief Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Yves Normand
Mobifon Holdings B.V.
August 10, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE